UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.(MUFG)

Risk-Adjusted Capital Ratio Based on the Basel 3 Standards for the Third Quarter Ended December 31, 2021

Tokyo, February 14, 2022 — MUFG hereby announces the risk-adjusted capital ratio based on the Basel 3 standards for the third quarter ended December 31, 2021 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

				(in billions of yen)
	As of December 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4) / (7)	16.54%	0.22%	16.31%	17.14%
(2) Tier 1 capital ratio (5) / (7)	14.43%	0.46%	13.96%	14.96%
(3) Common Equity Tier 1 capital ratio (6) / (7)	12.80%	0.46%	12.33%	13.29%
(4) Total capital	19,371.5	702.0	18,669.5	19,232.7
(5) Tier 1 capital	16,901.1	918.3	15,982.7	16,789.6
(6) Common Equity Tier 1 capital	14,994.9	881.2	14,113.7	14,917.0
(7) Risk weighted assets	117,116.7	2,697.3	114,419.3	112,191.7
(8) Required Capital (7)×8%	9,369.3	215.7	9,153.5	8,975.3

MUFG Bank, Ltd. (Consolidated)

				(in billions of yen)
	As of December 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4) / (7)	14.90%	(0.13%)	15.04%	15.81%
(2) Tier 1 capital ratio (5) / (7)	12.87%	0.11%	12.76%	13.69%
(3) Common Equity Tier 1 capital ratio (6) / (7)	11.29%	0.12%	11.17%	12.05%
(4) Total capital	14,947.0	316.6	14,630.4	14,915.9
(5) Tier 1 capital	12,911.0	499.6	12,411.3	12,920.8
(6) Common Equity Tier 1 capital	11,328.3	463.0	10,865.3	11,374.1
(7) Risk weighted assets	100,267.1	3,027.8	97,239.3	94,314.1
(8) Required Capital (7)×8%	8,021.3	242.2	7,779.1	7,545.1

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

				(in billions of yen)
	As of December 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4) / (7)	22.97%	0.50%	22.47%	23.25%
(2) Tier 1 capital ratio (5) / (7)	20.85%	0.83%	20.02%	21.06%
(3) Common Equity Tier 1 capital ratio (6) / (7)	18.79%	0.80%	17.99%	19.03%
(4) Total capital	2,153.6	54.0	2,099.6	2,175.0
(5) Tier 1 capital	1,954.8	83.8	1,870.9	1,970.3
(6) Common Equity Tier 1 capital	1,761.9	80.8	1,681.1	1,780.4
(7) Risk weighted assets	9,373.8	29.7	9,344.0	9,352.0
(8) Required Capital (7)×8%	749.9	2.3	747.5	748.1

MUFG Bank, Ltd. (Non-Consolidated)

				(in billions of yen)
	As of December 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4) / (7)	14.37%	(0.22%)	14.60%	15.32%
(2) Tier 1 capital ratio (5) / (7)	12.42%	0.00%	12.42%	13.31%
(3) Common Equity Tier 1 capital ratio (6) / (7)	10.64%	(0.02%)	10.66%	11.47%
(4) Total capital	12,259.4	(100.0)	12,359.4	12,341.7
(5) Tier 1 capital	10,597.9	85.5	10,512.4	10,723.4
(6) Common Equity Tier 1 capital	9,073.8	48.5	9,025.2	9,236.3
(7) Risk weighted assets	85,269.4	636.5	84,632.8	80,521.8
(8) Required Capital (7)×8%	6,821.5	50.9	6,770.6	6,441.7

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

				(in billions of yen)
	As of December 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4) / (7)	22.12%	0.20%	21.91%	22.48%
(2) Tier 1 capital ratio (5) / (7)	20.24%	0.50%	19.73%	20.54%
(3) Common Equity Tier 1 capital ratio (6) / (7)	18.40%	0.48%	17.92%	18.73%
(4) Total capital	2,327.0	32.3	2,294.6	2,360.7
(5) Tier 1 capital	2,128.7	62.2	2,066.4	2,156.5
(6) Common Equity Tier 1 capital	1,936.2	59.2	1,876.9	1,967.0
(7) Risk weighted assets	10,517.4	47.8	10,469.5	10,497.1
(8) Required Capital (7)×8%	841.3	3.8	837.5	839.7

Notes:

Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Risk-adjusted capital ratio of MUFG Bank, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

-End-

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,500 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Takeshi Itou

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E takeshi_12_itou@mufg.jp

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